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Empathy-based Digital Marketer | Co-Founder at Sober Sidekick

Minneapolis, Minnesota, United States · Contact info

500+ connections

1 mutual connection: Kate Lynn

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Sidekick Mobile Technologies

About

Seasoned digital marketing professional with 20 years of continuous learning and experience.
Proven record driving innovation and success for brands such as 3M, Activision, Code42, Deluxe Corporation, Digi International, Electronic Arts, General Mills, Kodak, Meijer, Microsoft, Nokia, Nuance, St. Jude Medical and more. Deep strategic and tactical experience across paid, owned and earned media.

Activity

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1,458 followers

Chris Aburime commented on a post • 20h

So cool, Aditya!! Thank you for making that connection, and also congrats on all you've accomplished since then. You are absolutely crushing it! Looking forward to catching up soon.

69 — 7 comments

Chris Aburime commented on a post • 20h

Cihan, you are one of my favorite people!! You are also a true friend. Thank you so much for your support. You are always there as a friend, oracle, mentor, and cheerleader. I am very grateful.

69 — 7 comments

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Experience

Co-Founder
Sidekick Mobile Technologies
Dec 2020 - Present · 1 yr 7 mos
Marina del Rey, California, United States

Sober Sidekick is a sobriety and recovery app that gamifies peer-to-peer support to form meaningful connections around issues that people are afraid to discuss on every other social platform. A(...see more

Principal Consultant - Digital Marketing / Management Consulting
Chris Aburime & Partners, LLC
Jun 2014 - Present · 8 yrs 1 mo
Greater Minneapolis-St. Paul Area

Serving as a strategic partner and trusted advisor helping clients build a more robust and profitable digital marketing practice and internal capability. Helping leadership in small to large organiza ...see more

President / Co-founder
Sober Theory
Aug 2019 - Present · 2 yrs 11 mos
Greater Minneapolis-St. Paul Area

We help professionals and entrepreneurs reach sobriety and thrive. We exist to help you unlock the best version of yourself by providing education, support, tools, and practical strategies - all with tl ...see more

Co-Founder
SunnSober
Feb 2020 - Dec 2021 · 1 yr 11 mos
Greater Minneapolis-St. Paul Area

SunnSober helps people discover how to think differently about alcohol, build a personalized plan, and be empowered through self-coaching to break free from the patterns holding them back from ...see more

EVP | Founding Partner
Augurian
May 2015 - Aug 2019 · 4 yrs 4 mos
Greater Minneapolis-St. Paul Area

Augurian was founded to help leaders have confidence in the investments they make in digital marketing and efforts that impact the digital channel. ...see more

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Education

University of Minnesota
1998 - 2003
Activities and societies: Sigma Phi Epsilon - served as Vice President of Communications

EHS

Skills

Digital Marketing

Endorsed by Mark Ailsworth and 13 others who are highly skilled at this

Endorsed by 6 colleagues at Augurian

70 endorsements

SEM

58 endorsements

SEO

61 endorsements

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Recommendations

Received   Given



Owen Halligan · 3rd
Product Management at Patterson Companies, Inc.
May 29, 2014, Owen worked with Chris on the same team

It's rare to come across someone with more enthusiasm and business acumen than Chris. It has been a pleasure working with him over the last year at GoKart Labs, collaborating closely on several projects. Chris's ability to step back and give perspective from all sides of a problem was impressive. I could count on him to bring positive energy to the office every day. Any team would be lucky to have the in ...see more

Dan Flood · 3rd
Executive Director of Digital & Direct Marketing at Deluxe
May 21, 2012, Dan was Chris' client

Joe Leyba · 3rd
Senior SEO Director at Voro
March 12, 2012, Joe worked with Chris but on different teams

I had the privilege of working with Chris both as an employee and as a boss in an agency partnership. While at FRWD I reported to Chris where we worked on SEO strategy and implementation. He also trained me for my upcoming strategist position at Deluxe Corporation. While at Deluxe he was my agency contact and supported my in-house SEO efforts there. I valued Chris for his technical insights ...see more

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Interests

Influencers   Companies   Groups   Schools

Simon Sinek 🔗 · 3rd
Optimist and Author at Simon Sinek Inc.
6,127,473 followers
(+ Follow)

Richard Branson 🔗
Founder at Virgin Group
19,746,032 followers
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Causes

Arts and Culture · Children · Economic Empowerment · Science and Technology